Doug Jennings| Chief Compliance Officer 6125 Memorial Drive Dublin, OH 43017 O (614) 923-1143 | F (614) 397-9345 E djennings@meederinvestment.com

November 13, 2017

VIA E-MAIL brutlags@sec.gov

Samantha A. Brutlag
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re:	The Meeder Funds
File No. 2-85378 and 811-3462

Dear Ms. Brutlag:

On behalf of The Meeder Funds (“Trust”), please find our draft response to the oral comments of the Securities and Exchange Commission (the “SEC” or “Staff”) shared with us on November 3, 2017 in connection with the Staff’s review of the Trust’s Post-Effective Amendment No. 88. This letter contains the Trust’s responses to those comments. Revisions described in this letter will be incorporated into the Fund’s Post-Effective Amendment No. 89 be filed on November 20, 2017 pursuant to Rule 485(b).

Unless specifically indicated to the contrary, each response applies to all of the separate series (“Funds”) in the Trust.

1. Comment: Review the derivative risk disclosures for each of the Funds and make revisions necessary to identify particular derivatives utilized by the Funds and their associated risks in accordance with the Letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 30, 2010)(“ICI Derivatives Letter”).

Response: The Trust has reviewed the derivative risk disclosures for each of the Funds and believes that the existing disclosures are consistent with the guidance contained in the ICI Derivatives Letter.

2. Comment: In the Principal Investment Strategies for the Global Allocation Fund, describe each of the alternative investment strategies pursued by the Funds and the attendant risks for each.

Ms. Samantha A. Brutlag
November 13, 2017
Page | 2

Response: The Trust has revised the Principal Investment Strategies consistent with the Staff’s comment and removed references to the “alternative strategies” listed for this Fund. All alternative investments discussed in the Principal Investment Strategies for the Global Allocation Fund are referenced in the Principal Risks.

3. Comment. If the Fund’s principal investment strategy includes investment in emerging market countries, identify the strategy and include an emerging market risk disclosure.

Response: Emerging market risk disclosures were added for the Global Allocation, Aggressive Allocation, Moderate Allocation, Dynamic Allocation, Quantex, Muirfield, Spectrum, Conservative Allocation and Total Return Bond Funds.

4. Comment. For Funds that are changing their names and principal investment strategies, include a reference to the changed name and strategy in the Performance Section.

Response: Language consistent with the Staff’s comment was added to the Performance Section for the Global Allocation, Moderate Allocation and Conservative Allocation Funds.

5. Comment: Review and explain the downward revision in fund expenses referenced in footnote 1 to the Annual Fund Operating Expenses Table for the Moderate Allocation and Conservative Allocation Funds.

Response: The Trust has deleted the footnote and will not modify Annual Fund Operating Expenses based on expected assets. In order to further limit the operating expenses paid by shareholders of these two funds, the Trust intends to enter into an Expense Limitation Agreement with respect to the Moderate Allocation and Conservative Allocation Funds, which would be referenced in a new footnote to the Annual Fund Operating Expenses Table for each of these Funds.

6. Please confirm that the contractual fee waiver for the Moderate Allocation, Dynamic Allocation, Conservative Allocation and Total Return Bond Funds does not contain rights of recoupment.

Response: Neither the Fee Waiver Agreement nor the Expense Limitation Agreement contain provisions for recoupment of waived management fees or reimbursed expenses.

7. Revise fee waiver disclosures to expressly state that the waiver is effective at least through the stated termination date and that only the Fund’s Board of Trustees may elect to terminate the advisory fee waiver agreement.

Ms. Samantha A. Brutlag
November 13, 2017
Page | 3

Response: The fee waiver disclosures for the Moderate Allocation, Dynamic Allocation, Conservative Allocation, Quantex and Total Return Bond Funds were revised consistently with the Staff’s comment.

8. Consider including language referencing the changes to the investment strategies and names of the Global Allocation, Moderate Allocation and Conservative Allocation Funds in the introduction to the Financial Highlights.

Response: Viewed as a whole, the Trust believes that the Prospectus contains adequate references to the changes in the Funds in the other sections of the Prospectus.

In addition to the revisions detailed above, the Trust intends to update its Statement of Additional Information to identify a new independent Trustee appointed after the date of the original filing.

If you have any questions or need additional information, please contact me.

Sincerely,

MEEDER INVESTMENT MANAGEMENT, INC.

Doug Jennings
Douglas R. Jennings
Chief Compliance Officer